UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

  Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 865492

As at June 17, 2009

GREAT BASIN GOLD LTD.
Ste. 1108-1030 West Georgia St.
 Vancouver , British Columbia
Canada V6E 2Y3
(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....... Form 40-F...X.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Ferdi Dippenaar
President and CEO

Date: June 17, 2009

Print the name and title of the signing officer under his signature.

Ste. 1500 Royal Centre, 1055 West Georgia Street, PO Box 11117 Vancouver, BC Canada V6E 4N7 Toll Free 1 888 633 9332 South Africa 27 (0) 11 301 1800 www.grtbasin.com

GREAT BASIN GOLD REVISES HOLLISTER MINERAL RESOURCES BASED ON TRIAL MINING
& DRILLING RESULTS: GOLD EQUIVALENT OUNCES INCREASE BY 27%

June 17, 2009, Vancouver, BC - Great Basin Gold Ltd. ("Great Basin Gold" or the "Company"), (TSX: GBG; NYSE Amex: GBG; JSE: GBG) announced today that a revised mineral resource estimate had been completed for the Company's Hollister Project on the Carlin Trend in Nevada, USA. The overall contained gold equivalent ounces at Hollister have increased by 27% from 2.3 million in June 2008 to 2.9 million1. At a cut-off grade of 0.25 oz/ton (8.57 g/t Au), the combined measured and indicated mineral resources contain 1.45 million gold equivalent ounces grading 1.167 oz/ton (40.00 g/t) for gold and 8.59 oz/ton (295 g/t) for silver. A further 1.43 million gold equivalent ounces are contained in inferred mineral resources of 1.03 million tons at a grade of 1.340 oz/ton (45.95 g/t) for gold and 2.72 oz/ton (93 g/t) for silver; gold equivalent ounces in the estimated inferred resources increased 111% from June 2008.

The resource estimate has benefited significantly from over nine months of trial mining, which generated data from channel sampling and delineation drilling for stope development. As a result of the integration of empirical data from geological observations and ore control sampling into the vein model, more stringent parameters have been applied to measured and indicated classifications. In addition, 161 additional boreholes (totaling 51,430 feet) completed in the period from April 2008 to March 31, 2009 were integrated into the model. The drilling program, mostly conducted from underground, has provided infill data to delineate stopes for trial mining, and significantly improved our understanding of the lateral and vertical geological continuity of the vein system. The resource estimate reflects depletion of material mined in 2008 and 2009 (up to March 31 2009), totaling 103,746 gold equivalent ounces at an average grade of 1.55 oz/ton.

Results of the resource estimate based on all drilling and ore control channel sampling to March 31, 2009 are tabulated below.

Resource Category	Cut-off oz/ton	Tons	Tonnes	Au oz/ton	Au g/t	Contained Au oz2	Ag oz/ton	Ag g/t	Contained Ag oz2	Contained Au eq oz1
Measured	0.25	199,300	180,800	1.895	64.98	377,700	29.02	994.8	5,782,800	468,100
Indicated	0.25	911,900	827,200	1.008	34.54	918,700	4.13	141.5	3,763,300	977,500
Total Measured & Indicated	0.25	1,111,200	1,008,000	1.167	40.00	1,296,400	8.59	294.6	9,546,100	1,445,600
Inferred	0.25	1,035,300	939,200	1.340	45.95	1,387,500	2.72	93.2	2,815,400	1,431,500
[1]Gold equivalent ounces (Au eq oz) were calculated by using the following metal prices: US$800/oz for Au and US$12.5/oz for Ag.
[2]Metallurgical recoveries are not applied to resource values. Contained metal estimates assume 100% recoveries.
Some figures may not add due to rounding.

The total estimated measured and indicated mineral resources prior the depletion from trial mining was 1.549 million gold equivalent ounces and is comparable with the 1.569 million gold equivalent ounces in 1.615 million tons grading 0.87 oz/ton (29.71 g/t) Au and 4.57 oz/ton (156.68 g/t) Ag at a 0.25 oz/ton cut-off announced in June 2008.

There are internal differences to the current and 2008 estimates, which are mainly related to modifications to resource estimation procedures described below:

•          Empirical geological measurements have confirmed the previous model over estimated the width of the veins, hence, tons were over estimated tons but, at the same time, grade was under estimated. The current estimate utilises an improved method for modelling the veins (a mathematical algorithm with a minimum tolerance of a 6" vein width) and, coupled with a partial percentage estimate, has led to a higher accuracy in estimating the volume from the wire-frame model of the veins;
•         Grade interpolation within the vein wire-frames was done using Inverse Distance Squared statistics in the current estimate (instead of Ordinary Kriging geo-statistics);
•         Search radii utilized to categorize the confidence of grades within the vein wire-frames were decreased (100 feet/30 meters for measured and 280 feet/85 meters for indicated) and the average distance of informing samples was introduced, which increased the stringency for the measured and indicated categories; and
•         The minimum number of samples to inform a given block was increased to 3 (compared to 2 in the previous estimate).

The outcome of these changes is a more conservative approach to resource classification that more closely reflects what is observed empirically underground. Consequently, the tonnage in the measured category has decreased but grade has increased. Tonnage in the indicated category has increased due to reclassification and tonnage in the inferred category has increased due to re-classification and additional drilling testing the extent of mineralization.

As the mine development progresses, the evaluation and upgrade of the mineral resources from the inferred and indicated to a measured category will provide data to assess the potential for reducing cut-off grade. Also the current testing of various mining technologies may reduce stoping costs, and expand the opportunity to exploit certain narrow veins that would otherwise not be considered in the mine plan. Employing a lower cut-off grade would allow lower grade material in the indicated category to be included in the resource.

The depth extent of the vein system is yet to be fully established, therefore, to be conservative, inferred resources have been constrained to a depth of 4,350 feet (1,318 meters) above mean sea level (approximately 1,200 feet or 380 meters below surface). Certain areas of previous indicated resource have also been re-categorized into inferred because of lesser density of sampling data. Inferred resource grades have increased from 0.510 oz/ton to 1.34 oz/ton for gold and 1.43 oz/ton to 2.72 oz/ton for silver due to the localized extrapolation of well defined areas of higher grade pay shoots in the measured and indicated categories. There is a noticeable decrease in silver grades from measured to inferred categories which reflects the occurrence of the Ag-selenide naumanite in the well drilled and sampled high grade shoots as opposed to lesser borehole data in the inferred zones. The lack of sample density in the inferred material underpins the lesser confidence in the resources in this category.

The ongoing program will continue to focus primarily on extensions of the Gwenivere and Clementine vein system to the west/northwest and at depth. Also, further investigation of Blanket zone mineralization hosted in Tertiary volcanics above the Gwenivere/Clementine vein system is planned. Detailed reassessment and modeling of all Blanket zone intersections is currently underway, as there is potential for a significant resource in this area as indicated by previous surface drilling. The Company currently has three drill rigs in operation underground, undertaking stope delineation, resource infill and exploration drilling. Surface exploration is currently focused on collating and reviewing all geophysical, geological and drilling data for the property, with the intent of better delineating basement structures that control mineralisation. Additional drilling is also being considered for the Hatter Graben area (press release January 29, 2009) during the third and fourth quarters of 2009.

Ferdi Dippenaar, President and CEO, commented:

"Our ongoing exploration drilling programs and results from trial mining continue to confirm the prospectivity of the Hollister property, evidenced in the substantial increase in the reported resources. The tighter geological controls constraining the estimate are also improving trial stope tonnage and grade estimates and, as a consequence, our mine planning is benefiting from more accurate information. As the underground development continues, there will be further opportunities to drill test the depth extensions of a number of high grade zones that are emerging from the evaluation. The continued exploration drilling from underground is bearing success with tracking the lateral extensions of the Hollister veins both eastward towards Hatter Graben, but also stepping northwestward into the major Butte Fault bounding structure. Furthermore, the review of Blanket style mineralization in the overlying volcanics may provide an interesting upside to the current resource profile, as it could be mined from the current infrastructure."

The mineral resources reflect an in situ vein model, and tonnages and grades were estimated by using a combination of a partial percentage block model and constrained inverse distance statistics. There is no mining dilution included within the vein model.

The estimates were completed by Dale Richards, Pr.Sci.Nat., Great Basin Gold's Group Mineral Resource Geologist, and signed off by Phil Bentley, Pr.Sci.Nat., Great Basin Gold's Vice President: Geology & Exploration, a Qualified Person as defined by Canadian Securities Regulations in National Instrument 43-101, who has reviewed and approved the information and this news release. Details of the estimate will be included in a technical report filed on www.sedar.com in 45 days.

Ferdi Dippenaar
President and CEO

For additional details on Great Basin Gold Ltd. and its gold properties, please visit the Company's website at www.grtbasin.com or contact Investor Services:

Michael Curlook in North America 1 888 633 9332
Tsholo Serunye in South Africa 27 (0)11 301 1800
Barbara Cano at Breakstone Group in the USA (646) 452-2334

Samples collected from the Hollister Development Block Project are delivered to Inspectorate America Corporation (Inspectorate) in Sparks, Nevada. Vein samples are analyzed by standard fire assay procedures. For standard fire assay, vein sample preparation consists of drying and jaw-crushing the entire sample to 90% passing 10-mesh, taking a 300 g sub-sample using a Jones splitter, and then pulverizing the 300 g sub-sample to 90% passing 150-mesh using a large capacity ring and puck pulverizer. A 30 g charge is fire assayed. All metal determinations are by gravimetric finish. Laboratory Quality Assurance/Quality Control (QA/QC) is monitored using coarse reject blanks and assay standards, duplicate fire assays, and Inspectorate's internal standards and blanks. Coarse blanks (barren rhyolite or landscape marble) and assay standards are inserted into the sample sequence as blind samples prior to submitting the samples to the laboratory. Inspectorate also inserts assay standards and blanks into the sample stream. QA/QC results are within acceptable limits.

No regulatory authority has approved or disapproved the information contained in this news release.

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address possible future commercial production, reserve potential, exploration drilling results, development, feasibility or exploitation activities and events or developments that Great Basin Gold expects to occur are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continuity of mineralization, uncertainties related to the ability to obtain necessary permits, licenses and title and delays due to third party opposition, geopolitical uncertainty, changes in government policies regarding mining and natural resource exploration and exploitation, and continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and those actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's annual Form 40-F filing with the United States Securities and Exchange Commission and its home jurisdiction filings that are available at www.sedar.com.

Information Concerning Estimates of Measured, Indicated and Inferred Resources

This news release also uses the terms "measured resources", "indicated resources" and "inferred resources". The Company advises investors that although these terms are recognized and required by Canadian regulations (under National Instrument 43-101 Standards of Disclosure for Mineral Projects), the U.S. Securities and Exchange Commission does not recognize them. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. In addition, "inferred resources" have a great amount of uncertainty as to their existence, and economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, or economic studies except for Preliminary Assessment as defined under 43-101. Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.